REIMBURSEMENT AGREEMENT

AGREEMENT made as of September 20, 2012, by and among State Street Master Funds, a Massachusetts business trust (“SSMF”), State Street Institutional Investment Trust, a Massachusetts business trust (“SSIIT” and together with SSMF, the “Trusts”), on behalf of any of the Trusts’ money market series now existing or which may be created in the future (each a “Fund” and, collectively, the “Funds”) and SSgA Funds Management, Inc. (“SSgA FM”).

WHEREAS, SSgA FM has entered into an investment advisory agreement with SSMF, pursuant to which SSgA FM provides investment advisory services to each Fund of SSMF, and for which it is compensated based on the average daily net assets of each Fund of SSMF;

WHEREAS, SSgA FM has entered into an investment advisory agreement with SSIIT, pursuant to which SSgA FM provides investment advisory services to each Fund of SSIIT, and for which, for so long as substantially all of the assets of each SSIIT Fund are invested in the corresponding portfolio of SSMF, no compensation is paid to SSgA FM;

WHEREAS, SSgA FM may undertake contractual obligations from time to time to waive fees and/or reimburse expenses of a Fund as necessary to prevent the total expenses of the Fund from exceeding a specified amount, exclusive of certain expenses and/or fees identified in such contract (for each Fund, the “Contractual Total Expense Limit”); and

WHEREAS, SSgA FM may further voluntarily reduce all or a portion of its fees and/or reimburse expenses of one or more Funds (to the extent permitted by the Internal Revenue Code of 1986, as amended) to the extent necessary to maintain a certain minimum net yield for each such Fund or one or more of its share classes (the “Minimum Yield”), which may vary from time to time and from Fund to Fund and share class to share class within the same fund, in SSgA FM’s sole discretion (such waiver or reimbursement of expenses by SSgA FM being referred to herein as a “Voluntary Reduction”).

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the receipt whereof is hereby acknowledged, the parties hereto agree as follows:

1.	Fund’s Agreement to Reimburse SSgA FM. Each Fund hereby agrees to reimburse SSgA FM for the full dollar amount of any Voluntary Reduction in respect of such Fund after the date hereof, provided that a Fund is not obligated to reimburse SSgA FM:

a.	more than three years after the end of the fiscal year of the Fund in which SSgA FM provided a Voluntary Reduction;

b.	in respect of any business day for which the net annualized one-day yield of such Fund is less than 0.00%;

c.	to the extent that the amount of the reimbursement to SSgA FM on any day exceeds fifty percent of the yield (net of all expenses, exclusive of the reimbursement) of the Fund on that day;

d.	to the extent that the amount of such reimbursement would cause the Fund’s net yield to fall below the Fund’s Minimum Yield; or

e.	in respect of any such fee waivers and/or expense reimbursements that are necessary to maintain a Fund’s Contractual Total Expense Limit which is effective at the time of such fee waivers and/or expense reimbursements.

SSgA FM may, in its sole discretion, irrevocably waive receipt of any or all reimbursement amounts due from a Fund, without limitation.

For the avoidance of doubt, a Fund is not obligated to reimburse SSgA FM, and SSgA FM will not seek reimbursement, with respect to any Voluntary Reduction that occurred prior to the date hereof.

2.	Reporting. On a quarterly basis, SSgA FM will provide a report to the Board of Trustees of the Trust that identifies the amount of all reimbursements by the Funds to SSgA FM pursuant to this Agreement during the preceding quarter.

3.	Duration. This Agreement shall be effective through the first anniversary of the date first above written, and shall continue for successive one-year periods, provided, however, that either party hereto may terminate this Agreement at any time upon 60 days’ prior notice to the other party. The expiration or termination of this Agreement will not affect a Fund’s obligation to reimburse SSgA FM for Voluntary Reductions made during the term of this Agreement, in accordance with the terms hereof.

4.	Payment. Amounts owing hereunder that accrue in a given month shall be payable at the end of such month, accrued on a daily basis, or in accordance with the customary payment practices of each Fund.

5.	Limitation of Liability. A copy of the Declaration of Trust of the Trust is on file with the Secretary of The Commonwealth of Massachusetts. The obligations of the Trust hereunder shall not be binding upon any of the shareholders, Trustees, officers, employees or agents of the Trust, personally, but shall bind only the trust property of the Trust, as provided in its Declaration of Trust. The execution and delivery of this Agreement have been authorized by the Trustees of Trust and signed by an officer of the Trust, acting as such, and neither such authorization by such Trustees nor such execution and delivery by such officer shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of the Trust as provided in its Declaration of Trust.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

State Street Master Funds		SSgA Funds Management, Inc.

By:	/s/ Laura Dell	By:	/s/ Ellen Needham
Title:	Treasurer	Title:	President

State Street Institutional Investment Trust

By:	/s/ Laura Dell
Title:	Treasurer

Effective October 1, 2012

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